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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GMarket Inc.
(Name of Issuer)
Common Shares, par value Won 100 per share
(Title of Class of Securities)
38012G100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	38012G100

1	NAMES OF REPORTING PERSONS: Yahoo! Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	77-0398689

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,505,650 Common Shares**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,505,650 Common Shares**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,505,650 Common Shares**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
     **See Item 4 below.

Page 2 of 5 pages

Item 1.
(a)	Name of Issuer

GMarket Inc.

(b)	Address of Issuer’s Principal Executive Offices

8th Floor, Lig Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul, 135-912, Republic of Korea
Item 2.
(a)	Name of Person Filing

Yahoo! Inc.

(b)	Address of Principal Business Office or, if none, Residence

701 First Ave., Sunnyvale, California 94089

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Shares, par value Won 100 per share

(e)	CUSIP Number

38012G100
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          Not applicable.
Item 4. Ownership.
(a)	Amount beneficially owned: 4,505,650 Common Shares

(b)	Percent of class: 9.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,505,650 Common Shares

(iii)	Sole power to dispose or to direct the disposition of: 0
Page 3 of 5 pages

(iv)	Shared power to dispose or to direct the disposition of: 4,505,650 Common Shares

Yahoo! Inc. (“Yahoo!”) does not directly own any shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, as amended, Yahoo! may be deemed to beneficially own the shares of the Issuer held by its wholly-owned subsidiary Yahoo! Korea Corporation.
Item 5.Ownership of Five Percent or Less of a Class
          Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person.
          See Item 4 above.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not applicable.
Item 8. Identification and Classification of Members of the Group
          Not applicable.
Item 9.Notice of Dissolution of Group
          Not applicable.
Item 10. Certification
          Not applicable.
Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

YAHOO! INC.
By:	/s/ Michael J. Callahan
Michael J. Callahan
Senior Vice President, General Counsel and Secretary

Page 5 of 5 pages